Exhibit 99.2
SANDRIDGE ENERGY, INC.
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

Column A	Column B	Column C		Column D	Column E
		Additions
Description	Balance at Beginning of Period	Charged to Costs & Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Year Ended December 31, 2025
Allowance for expected credit losses	$2,027	$453	$—	$—	$2,480
Deferred tax asset valuation allowance	$406,495	$—	$—	$(21,628)	$384,867

Year Ended December 31, 2024
Allowance for expected credit losses	$2,027	$—	$—	$—	$2,027
Deferred tax asset valuation allowance	$440,225	$—	$—	$(33,730)	$406,495